NantKwest, Inc.	Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preference Dividends

(thousands)

	Years Ended			Six Months Ended
	2013	2014	2015	June 30, 2016

Loss before taxes	$(2,046)	$(6,184)	$(237,177)	$(65,045)

Add:
Fixed charges	484	544	492	461

Total earnings (loss)	$(1,562)	$(5,640)	$(236,685)	$(64,584)

Fixed charges calculations:
Interest expensed and capitalized	$463	$471	$—	$—
Amortized premiums, discounts, and capitalized expenses related to indebtedness	—	—	—	—
Interest factor in rents (1)	21	73	492	461

Total fixed charges	$484	$544	$492	$461

Ratio of earnings (loss) to fixed charges	$—	$—	$—	$—

Deficiency of earnings available to cover fixed charges	$(2,046)	$(6,184)	$(237,177)	$(65,045)

(1)	Consist of one-third rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.